Mail Stop 6010

May 1, 2006

Michael H. Owens, M.D.
President and Chief Executive Officer
iVOW, Inc.
11455 El Camino Real, Suite 140
San Diego, California 92130

      Re: **iVOW, Inc.**
              Schedule 14A
              Filed April 20, 2006
              File No. 0-27610

Dear Dr. Owens:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2, page 8

1.   Since proposal 2 involves an exchange of securities, Item 12 of Schedule 14A is applicable. Please include the information described in Item 13(a), as required by Item 12(f).

2.   We note the following statement near the top of page 11: "As a result, the stockholder approval requested in Proposal 2 includes the approval of the Warrant Exchange and the private placement completed on February 22, 2006, if these transactions are integrated for purposes of NASD Rule 4350(i)(1)(D)." Please put the private placement in a separate proposal. The separate proposal should

disclose, among other things, the consequences of not getting shareholder approval for the private placement that already occurred.

3.   We note the following sentence on page 12: "Certain of the holders of the Existing Warrants may, upon exercise of the New Warrants, become significant holders of the Company's common stock and, as such, will have significant voting power with respect to their shares." Please identify these holders, and state their potential beneficial ownership, both as a number of shares and as a percentage of shares outstanding.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jeffrey C. Thacker
Heller Ehrman LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122-1246